                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                              HTTP TECHNOLOGY, INC.
                             ----------------------
                                (Name of Issuer)



                         COMMON STOCK, PAR VALUE $0.001
                         ------------------------------
                         (Title of Class of Securities)



                                   404342-10-7
                                   -----------
                                 (CUSIP Number)


                              Stefan Allesch-Taylor
                                STG Holdings Plc
                               46 Berkeley Square
                          London W1J 5AT, United Kingdom
                               011-44-171-584-1173

                                    Copy to:
                             Steven R. Berger, Esq.
                   Salans Hertzfeld Heilbronn Christy & Viener
                                620 Fifth Avenue
                               New York, NY 10020
                                 (212) 632-5508
                                 --------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  June 26, 2001
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].


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CUSIP NO.  404342-10-7
           -----------
-------------------------------------------------------------------------------
1)       Names of Reporting Person.                  STG Holdings, Plc
         Identification No. of
         Above Person (entities only)
-------------------------------------------------------------------------------
2)       Check the Appropriate Box   (a)  [ ]
         if a Member of a Group      (b)  [X]
         (See Instructions)
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds (See
         Instructions)                      OO
-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place of                              United Kingdom
         Organization
-------------------------------------------------------------------------------
                           (7)      Sole Voting Power      13,126,000 shares(1)
Number of                  ----------------------------------------------------
Shares Bene-               (8)      Shared Voting
 ficially                           Power                  0 shares
Owned by                   ----------------------------------------------------
Each Report-               (9)      Sole Dispositive
ing Person                          Power                  13,126,000 shares(1)
   With                    ----------------------------------------------------
                           (10)     Shared Dispositive
                                    POwer                  0 shares
-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person           13,126,000 shares
-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
-------------------------------------------------------------------------------
13)      Percent of Class Represented
         by Amount in Row (11)                              21.9%(1)
-------------------------------------------------------------------------------
14)      Type of Reporting Person (See
         Instructions)                                      CO
-------------------------------------------------------------------------------












--------
(1) Based upon 59,843,061 shares of Common Stock outstanding as of June 27,
2001.


                                       2

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            Schedule 13D of STG Holdings, Plc filed with the Securities and
Exchange Commission on January 7, 2000, as amended February 7, 2001, is hereby amended as follows:

      1.    By amending and restating Item 5 as follows:

            Item 5. INTEREST IN SECURITIES OF THE ISSUER

                    (a) STG beneficially owns a total of 13,126,000 shares of
            Common Stock. This represents 21.9% of the issued and outstanding capital stock of the Issuer.

                    (b) STG has the sole power to vote or to direct the vote,
            and the sole power to dispose or to direct the disposition, of 13,126,000 shares of Common Stock.

                    (c) As of June 26, 2001, STG purchased on the open market
            146,000 shares of the Common Stock of the Issuer at an average price of $6.50 per share.

                    (d) Not applicable.

                    (e) Not applicable.


                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         STG HOLDINGS, PLC


                                         By: /s/ STEFAN ALLESCH-TAYLOR
                                             -------------------------
                                         Name:  Stefan Allesch-Taylor
                                         Title: Chairman of the Board

Dated: June 28, 2001